AVINO SILVER
& GOLD MINES LTD.
Suite 400-455 Granville Street
Vancouver, B.C. V6C 1T1
1-800-416-0466
Phone (604) 682-3701  Fax (604) 682-3600

www.avino.com

Drill Program Completed on the Olympic-Kelvin Property

New Gold Zone Discovered

May 31th, 2004Trading Symbols: ASM - TSX V.E., ASGMF.PK

Avino Silver and Gold Mines Ltd. (“the company”) has completed a 4 hole Diamond Drill program on it’s Olympic-Kelvin Property. The Property consists of 20 reverted crown grants, one 15 unit mineral claim and three fractions, totaling approximately 662.5 hectares located on the south side of Carpenter Lake, five kilometers northwest of Goldbridge in the Lillooet Mining Division, British Columbia Canada NTS 092J15. The Property is 100% owned by the company.

The program centered on the Margarita Zone. Results from a previous trenching and drilling program for DDH Hole OLY 88-4 returned 24g/t gold over 0.85 meters ( 0.773 OPT over 2.8’ ) within a much wider intersection of 8.2 g/t over 3.48 metres ( 0.264 OPT over 11.48’ ). The true width of this zone is estimated to be 1.47 meters. Seventy-five metres to the Northwest, DDH OLY 88-6 returned 4.26 g/t Au over 1.30 metres ( 0.137 OPT over 4.4’ )

The three holes drilled to test the Margarita Zone 04-0k-01, 04-0k-03 did not reach their target depths. These holes were lost at 57.6 metres, 15.1 metres and 61.0 metres. Before 04-0k-03 was lost it encountered a parallel zone approximately 30 metres Southwest of the Margarita Zone. The new zone assayed 4.32 grams per ton over a 2.8 metre intersection. The New Zone adds significantly to the exploration potential of the property.

The Company believes it may be possible to drill the Margarita Zone from the opposite direction off the Gray Rock Road and is planning further drilling.

A fourth hole, 04-0k-04, was drilled 154 metres under the Enigma Zone. This hole returned highly anomalous gold values to 0.38 grams per tonne. Detailed geological mapping and geochemical sampling has been recommended.

Further to the announcement made on March 23, 2004 we are pleased to report that we have filed an application for acceptance with the TSX Venture Exchange regarding the purchase the remaining 51-per-cent equity interest in Cia Minera Mexicana De Avino.

This News Release has been reviewed and technical content approved by David St. Clair Dunn, P.Geo., a Qualified Person for the purposes of N.I. 43-101.

On Behalf of the Board;

“David Wolfin”
President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.